Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following remarks, which were made at the Alberto-Culver Company annual meeting of stockholders held on January 26, 2006, were distributed to employees of Alberto-Culver Company.

Howard Bernick presentation

Alberto-Culver Company Annual Meeting

January 26, 2006

Good morning, welcome and thank you for attending Alberto-Culver’s 45th Annual Meeting as a public company. Fiscal year 2005, which ended nearly four months ago, marked our fourteenth consecutive record sales and record earnings year. We were able to achieve these results despite many obstacles that we faced during the year.

I also want to recognize and express my gratitude to the officers of Alberto-Culver and their teams who are present today, as well as countless others at locations around the world, that deserve the credit for Alberto-Culver’s success. And, as well as my fellow employees, I also want to personally thank our board of directors, customers, suppliers and shareholders for their support in helping to make Alberto-Culver what it is today.

Our attorneys have asked me to remind you that the actual results with respect to any forward looking statements that I make today might differ materially from those projected in the forward looking statements. Additional information concerning factors that could cause actual results to materially differ are spelled out in our annual, 10Q, 10K and 8K reports which I invite you to study.

In addition, I will be mentioning certain non-GAAP financial numbers. A reconciliation of these financial measures to the most directly comparable GAAP measures is provided on the Company’s web site.

As mentioned earlier, fiscal year 2005 was our fourteenth consecutive year of record sales and record earnings. We are very proud of this performance continuation that began in 1992. Since that time, our sales have been increasing at a compound annual growth rate of 11%, while compound annual diluted net earnings per share growth rates have exceeded 14%, excluding non-core items. Our sales for fiscal year 2005 were up 8.4% to $3.53 billion, while our net earnings on a like-for-like basis expanded 12.7% to $220 million. This slight slowdown from historic levels in our 2005 sales and earnings growth rates was attributed to several factors that we discussed throughout the fiscal year, including, the loss of sales and sales force disruption within the Beauty Systems Group resulting from certain full service product line distribution changes in the United States, rising raw material and fuel costs, severe hurricane weather factors and a highly competitive market.

Despite these challenges, there were many accomplishments during the past year, including, improved operating margins in the consumer products business, all-time record levels of advertising spending behind our brands and businesses, the acquisition of Nexxus, and the completion of our corporate strategic plan.

We are happy to announce today that fiscal 2006 is off to a strong start, with first quarter sales growing 6.0% and pre-tax earnings, on a like-for-like basis up 11.0%. Our diluted net earnings per share, excluding stock option expense and non-core items, grew to 61 cents versus 56 cents in the first quarter last year.

In our consumer business, TRESemmé is leading our family of products with excellent growth trends. And Sally delivered another consistent quarter while expanding their operating margins in a difficult retailing environment.

I would now like to spend some time talking about the recently announced decision by your board of directors to approve and recommend to shareholders the tax-free spin/merge of Sally Beauty Company with the Regis Corporation.

Stepping back a bit, as I said in our conference call with investors the day of the transaction’s announcement, our strategic planning process, the results of which we presented to the board of directors last August, led us to a number of significant proposals including the most important one of splitting our Company into two pieces, with consumer products being separated from Sally/BSG.

What was behind this decision? First, and most crucial, conflicts had developed increasingly over the years with Sally and BSG’s major vendors also being Alberto-Culver’s consumer products arch rivals, primarily Procter & Gamble and L’Oreal. Also, as Sally’s retail business grew there was increasing conflict with Sally trying to attract customers from the likes of Walgreen’s, Jewel Osco, and others who were customers of Alberto-Culver’s consumer products unit. Splitting the company alleviates these channel conflicts. And second, both Consumer Products and Sally/BSG have reached sufficient size to be viable standalone entities.

Sally’s strategy going forward was to enter the services and salon side of the business on its own, in order to become an even more important partner to our suppliers, and to sell more professional products directly to consumers through salons. It would have taken us decades to get sufficient scale in the salon arena competing against Regis for acquisitions, real estate locations and stylists, which we will now achieve overnight by merging Sally/BSG into Regis. Regis Corporation is a global leader in beauty salons, hair restoration centers and beauty education.

Alberto-Culver has considered the idea of a merger with, or acquisition of Regis for a very long time, and has been following the company for well over a decade. We believe that Paul Finkelstein and his team at Regis have done a very fine job in a difficult, though very closely allied business to that of our Sally/BSG operations.

Regis Corporation, the new combined entity, will have 2,419 Sally Beauty stores, 822 Beauty Systems Group outlets, a 1,244-person direct BSG sales force, over 11,000 beauty salons, operated under brand names such as Regis, Supercuts, Vidal Sassoon, SmartStyle and Trade Secret, 90 hair restoration centers and 35 beauty education schools.

Following the transaction, which is subject to shareholder, routine regulatory and other approvals, Alberto-Culver Company shareholders, in addition to retaining their current Alberto-Culver shares, will receive 0.6 shares of Regis Corporation for each Alberto-Culver share owned, and collectively we will own 54.5% of Regis.

Alberto-Culver Company shareholders will also receive a $3 per share special one-time cash dividend after the closing, an attractive time with historic low tax rates on dividends to return cash to all of our stockholders. Regis’ annual cash dividend will be increased 125% to 36 cents per share after the merger from its current annual payout of 16 cents per share.

I will be joining Regis’ board of directors as its non-executive Chairman. Paul D. Finkelstein, Chairman and Chief Executive Officer of Regis, will continue to serve as Regis’ Chief Executive Officer, and Gary Winterhalter will continue as President of Sally Beauty Company. Sally Beauty Chairman Michael H. Renzulli will be entering into a three year consulting agreement with Regis Corporation.

With this transaction, our shareholders will through their 54.5% ownership in Regis continue to participate in the growth of Sally Beauty Company and its Beauty Systems Group, with the very significant added benefits that Regis Corporation can bring to these businesses that could not in my opinion be realized under Alberto-Culver ownership. You should see this transaction as a merger, rather than a sale, and both a strategic and a defensive move for our businesses and our shareholders.

Regis should be a $5 billion plus sales entity in its fiscal 2007 year commencing this July 1st, enjoying strong double-digit EBITDA margins, almost without parallel in specialty retailing, with significant future growth potential in the beauty industry domestically and around the world.

Post-transaction, Alberto-Culver will be a very strong and focused $1.4 billion in annual sales global branded consumer products company. Led by its well-known brands Alberto VO5, St. Ives, TRESemmé, Nexxus, Motions and Soft & Beautiful and a strong portfolio of regional brands in the beauty and household categories, Alberto-Culver will be net debt free, financially solid, have nearly $100 million in annual operating cash flow, and be focused 100% on the Company’s branded consumer products business. And that is where it all began 51 years ago.

It actually was not much more than ten years ago that Alberto-Culver’s worldwide sales, including Sally and BSG, were $1.4 billion, but at that time our margins were lower and our balance sheet not as strong as will be the case now with the standalone global consumer products Alberto-Culver Company.

Alberto-Culver’s annual cash dividend is initially expected to be 16 cents per share in conjunction with the Alberto-Culver share price adjustment after the spin/merge, but I anticipate that Alberto-Culver will review its dividend policy annually and will certainly be in a position to have regular increases as has been the case historically, if the Board decides to recommend same.

The February and May 2006 payouts will remain at the current quarterly 11 1/2 cent, annual 46 cent rate.

The operating management team that has led Alberto-Culver Consumer Products Worldwide successfully for many years will remain in place. Carol Bernick will continue in her role as Chairman of the Board of the Alberto-Culver Company. After the closing, Jim Marino will become Alberto-Culver’s President and Chief Executive Officer and will join the Alberto-Culver Company board in my place. He is currently President, Alberto-Culver Consumer Products Worldwide. Mrs. Bernick and Mr. Marino, along with their operating team, were responsible for the successful turnaround in Alberto-Culver’s consumer products business over the past years.

Actually since 1994 Alberto-Culver consumer products sales have grown from $530 million to their current $1.4 billion run-rate, while pre-tax operating earnings have grown from $20 million to $140 million. A terrific accomplishment in a very competitive marketplace, I am sure you will agree.

Going forward, we are launching Nexxus as we speak into the food, mass and drug channel. The whole transition of taking Nexxus from a salon-only brand to mass distribution has truly been a dedicated multi-functional team effort — one led by Jim Marino. I am excited about the future of Nexxus and its ability to complement Alberto-Culver’s consumer products portfolio.

Upon closing, Alberto-Culver becomes a focused global consumer products company driven by this proven, capable management team. The Company will also be well-positioned to make strategic acquisitions that build on its portfolio of leading brands. Its strong operating cash flow and strong balance sheet will enable it to support aggressive brand growth and pursue prudent acquisitions. The company’s well-developed international infrastructure positions it to pursue opportunities globally as well.

Thank you for your time.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the pattern of brand sales; competition within the relevant product markets; risks inherent in acquisitions, divestitures and strategic alliances; loss of one or more key employees; loss of distributorship rights; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the business combination transaction involving the Sally/BSG businesses of Alberto-Culver and Regis: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the combination transaction involving Alberto-Culver and Regis. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Form 10-K of Alberto-Culver filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus-information statement, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Regis, Jack Nielsen, Director of Finance, Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus-information statement and other relevant materials to be filed with the SEC when they become available.

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